[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


June 9, 2006

EDGAR AND FACSIMILE: (202) 772-9285

U.S. Securities and Exchange Commission Office of Insurance Products Division of Investment Management Attn: Ellen Sazzman, Esq.

         Re:      Registration Statement on Form N-4 -
                  Jackson National Separate Account-I ("Registrant") File No. 333-132128

Dear Commissioners:

I am writing on behalf of the above referenced Registrant with regard to the captioned registration statement, for which registration statement we request an effective date of June 9, 2006 and request acceleration in accordance with Rule
461. The pre-effective amendment this letter accompanies contains our changes in response to your comment letter dated April 28, 2006. Also, we contemporaneously filed a letter acknowledging that we will not use the staff review and comment process as a defense in any securities-related litigation against us, as requested.

To our knowledge, no distribution of copies of the pre-effective amendment or the prospectus contained therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by the Registrant and for regulatory filings.

The Registrant represents that its request is consistent with the public interest and the protection of investors. We are aware of our obligations under the Securities Act of 1933.

Please call Susan Rhee ((517) 367-4336) if you have any questions.

Respectfully,

JACKSON NATIONAL LIFE INSURANCE COMPANY

/s/ Andrew B. Hopping for Thomas J. Meyer

Thomas J. Meyer
Senior Vice President,
  General Counsel and Secretary